July 17, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention:  Ms. Ashley Vroman-Lee

100 F Street, N.E.

Washington, D.C. 20549

Re:	Owl Rock Capital Corporation III
Registration Statement on Form 10 (File No. 000-56173)

Dear Ms. Vroman-Lee:

On behalf of Owl Rock Capital Corporation III (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company on July 1, 2020 regarding the Company’s registration statement on Form 10 (the “Registration Statement”) filed with the SEC on June 5, 2020.  Each of the Staff’s comment is set forth below in bolded and italicized font, and is followed by the Company’s response.

Item 1. Business — General Development of Business (page 4)

1.              Please include the term “junk bonds” in describing debt instruments that will be rated below investment grade or which, if unrated, would be rated below investment grade if they were rated.

Response: The Company has revised its disclosure in Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) as requested by the Staff.

2.              Please explain to us whether the Company will make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Company will treat its unfunded commitments as senior securities under Section 18(g) of the Investment Company Act of 1940 (the “Investment Company Act”). If the Company will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded investment commitments.

Response: From time to time the Company may make capital commitments that may be unfunded for some period of time. The Company reasonably believes that it will maintain assets adequate to cover any unfunded commitment to the extent entered into in the future.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland.  For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

3.              The last paragraph of this section states that the Company intends to elect BDC status. Please revise this section to reflect that the Company has elected BDC status.

Response: The Company has revised its disclosure in the Amended Registration Statement as requested by the Staff.

Item 1. Business — Description of Business — Owl Rock Capital Corporation III (page 5)

4.              The first paragraph of this section states that the Company intends to invest primarily in U.S. middle-market companies. Please disclose whether the Company may make investments in foreign securities, including emerging markets, and if so, disclose the risks of such investments, as applicable.

Response: The Company has revised its disclosure in the Amended Registration Statement as requested by the Staff.

Item 1. Business — Description of Business — The Adviser and Administrator — Owl Rock Diversified Advisors LLC (page 6)

5.              This section identifies the members of the Investment Team (“Team”) and the members of the Investment Committee (“Committee”). Please clarify the roles of the Team and the Committee. Please identify the person or persons who are primarily responsible for the day-to-day management of the portfolio. If the Team or Committee is jointly and primarily responsible for the day-to-day management of the portfolio, make that clear and provide a brief description of each person’s role on the Team or Committee. See Instruction to Item 9 c. of Form N-2.

Response: In “Item 1. Business — Description of Business — The Adviser and Administrator — Owl Rock Diversified Advisors LLC “ the Company has clarified the role of the Investment Team and Investment Committee and has included a cross reference to “Item 5. —Directors and Executive Officers — Portfolio Management”, which includes a more fulsome description of the Investment Committee and its role as portfolio manager. In addition, the Company has clarified that each member of the Investment Committee is responsible for determining whether to make prospective investments and monitoring the performance of the investment portfolio.

6.              The second paragraph of this section explains in detail the Adviser’s affiliates, subsidiaries and other Owl Rock funds. Please move this disclosure later in the registration statement so as not to potentially confuse investors as to which entity advises the Company and which fund they are investing.

Response: The Company has revised its disclosure in the Amended Registration Statement as requested by the Staff.

Item 1. Business — Description of Business — Fees and Expenses (page 14)

7.              Footnote (2) to the fee table states that, “we have assumed that we will not conduct an Exchange Listing in the next twelve months. This assumption is made solely for the purpose of estimating fees.” Please explain to us how the Company will revise the prospectus if they conduct an Exchange Listing in the next twelve months.

Response:  If the Company conducts an Exchange Listing within the next twelve months, the Company would expect to file a Registration Statement on Form N-2 to effect such Exchange Listing and the prospectus included therein would include a fees and expenses table updated to reflect the incentive fee payable to the Adviser following an Exchange Listing.

8.              Footnote (2) states that the Company will borrow funds to make investments and that the annual interest rate on the amount borrowed is of 2.2%. Please explain to us how the Company derived the annual interest rate of 2.2%.

Response: The annual interest rate of 2.2% is based on the assumption that the Company will enter into a credit facility that bears interest at LIBOR + 2.0% and that LIBOR is 0.20%. These assumptions are based on currently available rates.

Item 1A. Risk Factors — Risks Related to The Adviser and Its Affiliates (page 58)

9.              The last paragraph on this page explains that “the base management fee is payable based upon average gross assets (which includes any borrowings used for investment purposes) [and] may encourage the Adviser to use leverage to make additional investments.” Please clarify and disclose if the management fee will be paid on assets that are not under management (i.e. capital commitments).

Response: The Company hereby confirms to the Staff that the base management fee will not be paid on assets that are not under management (i.e. capital commitments). The Company has clarified the disclosure in the Amended Registration Statement as requested by the Staff.

Item 11. Description of Registrant’s Securities to be Registered (page 114)

10.       The last paragraph on this page explains that the SEC staff has taken the position that, if a BDC fails to opt-out the Control Share Acquisition, its actions are inconsistent with Section 18(i) of the Investment Company Act. In a statement issued on May 27, 2020, the SEC staff withdrew the Boulder Total Return Fund no-action letter (2010), which had set forth the position you refer to in this section. Please see: https://www.sec.gov/investment/control-share-acquisition-statutes. Please revise the disclosure to be consistent with the May 27, 2020 statement.

Response: The Company has revised its disclosure in the Amended Registration Statement as requested by the Staff.

GENERAL COMMENTS

11.       We note that portions of the filing, including the Company’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Company acknowledges the Staff’s comment.

12.       Response to this letter should be in the form of an amendment filed under the Securities Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response: The Company acknowledges the Staff’s comment.

13.       Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

Response: The Company advises the Staff that it has not submitted, nor does it expect to submit, any exemptive application or no-action request in connection with the registration statement.

14.       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Company acknowledges the Staff’s comment.

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Please do not hesitate to contact me at (202) 383-0218 or Kristin Burns at (212) 287-7023 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus